UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Genitope Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37229P507

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229P507

1.	Names of Reporting Persons Susquehanna Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 270,900*

	6.	Shared Voting Power 2,575,246*

	7.	Sole Dispositive Power 270,900*

	8.	Shared Dispositive Power 2,575,246*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,246*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons are affiliated independent broker-dealers who may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by  another reporting person.

CUSIP No. 37229P507

1.	Names of Reporting Persons Susquehanna Capital Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 456*

	6.	Shared Voting Power 2,575,246*

	7.	Sole Dispositive Power 456*

	8.	Shared Dispositive Power 2,575,246*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,246*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons are affiliated independent broker-dealers who may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by  another reporting person.

CUSIP No. 37229P507

1.	Names of Reporting Persons Susquehanna Securities

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,303,890*

	6.	Shared Voting Power 2,575,246*

	7.	Sole Dispositive Power 2,303,890*

	8.	Shared Dispositive Power 2,575,246*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,246*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons are affiliated independent broker-dealers who may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by  another reporting person.

Item 1.
	(a)	Name of Issuer Genitope Corporation (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 6900 Dumbarton Cr. Fremont, CA 94555-3651

Item 2.
	(a)	Name of Person Filing (each, a “Reporting Person”) (1) Susquehanna Investment Group (2) Susquehanna Capital Group (3) Susquehanna Securities
	(b)	Address of Principal Business Office or, if none, Residence For each Reporting Person: 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, $.001 par value per share, of the Company ( the “Shares”)
	(e)	CUSIP Number 37229P507

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). Susquehanna Investment Group Susquehanna Capital Group Susquehanna Securities
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The amount beneficially owned by Susquehanna Investment Group includes options to buy 269,000 Shares, and the amount beneficially owned by Susquehanna Securities includes options to buy 2,281,100 Shares.  As of October 31, 2007, the Company had 42,747,355 Shares outstanding (based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and  are  not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2008

Susquehanna Capital Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Investment Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Securities
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A	Joint Filing Agreement, dated February 12, 2008, pursuant to Rule 13d-1(k) among Susquehanna Capital Group, Susquehanna Investment Group, and Susquehanna Securities.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of the Issuer, dated February 12, 2008, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 12, 2008	Susquehanna Capital Group
	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Date: February 12, 2008	Susquehanna Investment Group
	By:	/s/ Todd Silverberg
Todd Silverberg General Counsel

Date: February 12, 2008	Susquehanna Securities
	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel